FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: July 27, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

INDEX

1	Press Release dated July 25, 2007

2	Form 51-102F3, Material Change Report dated July 26, 2007

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
July 25, 2007	AMEX: GLE

GLENCAIRN SUSPENDS MINING OPERATIONS AT ITS BELLAVISTA MINE

Glencairn Gold Corporation announces that mining operations at the Bellavista Mine in Costa Rica will be suspended immediately due to concerns over recent ground movements. Glencairn is taking this precautionary measure until a full technical analysis has been completed and required remedial action has been implemented.

After initial review by a number of Costa Rican and international consultants, the Company believes that this movement is in part caused by water saturation due to abnormally high rain fall during the past several years. In some areas of the leach pad and waste pile, local ground movements have been identified in the range of one centimeter per day. Extensive ground monitoring has been undertaken and a number of remedial measures are underway to reduce ground movement including de-watering wells, surface water control, and redistribution of the weight load. Based on earth movement patterns in Costa Rica, the geological structure at the site, and the opinions of its experts, the Company does not believe that there is a risk of sudden earth movement at this time. However, continued small movements could compromise the sub-liner, liner and drain system. As a further precautionary measure, all cyanide application has been immediately suspended.

The Company expects advanced stage studies and analysis to be completed within the next few weeks. An update on the results of these studies and remedial measures being taken, along with the expected impact on the operation for the remainder of 2007, will be provided as soon as it is available.

“Glencairn has assembled a first class team of national and international experts including the original design engineering firm at Bellavista, and has installed extensive monitoring and modeling stations” said Peter Tagliamonte, President and Chief Executive Officer. “We are committed to resolve the ground movement issue in a proper, safe and effective manner and have a permanent solution in place as soon as possible “.

Conference Call

A conference call and webcast will be held Thursday, July 26 at 10 a.m. To participate in the conference call, dial 416-340-8010 or, toll free in North America, 1-866-540-8136. You may also listen to the webcast at www.glencairngold.com. An archive of the conference call and webcast will be available on the Company’s website.

About Glencairn Gold Corporation

Glencairn is a gold producer with mining and exploration activities focused in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua and plans to convert a third mine, the Libertad Mine in Nicaragua, to conventional milling and expand annual gold output. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Lorna MacGillivray,

Corporate Secretary and General Counsel

416-860-0919

lmacgillivray@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Tina Cameron 514-939-3989 tcameron@renmarkfinancial.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista will be found, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the

Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities.

EXHIBIT 2

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Glencairn Gold Corporation

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

2.	Date of Material Change

July 25, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued on July 25, 2007 and subsequently filed on SEDAR.

4.	Summary of Material Change

Glencairn Gold Corporation (“Glencairn”) announced that mining operations at the Bellavista Mine in Costa Rica will be suspended immediately due to concerns over recent ground movements. Glencairn is taking this precautionary measure until a full technical analysis has been completed and required remedial action has been implemented.

5.	Full Description of Material Change

Glencairn announced that mining operations at the Bellavista Mine in Costa Rica will be suspended immediately due to concerns over recent ground movements. Glencairn is taking this precautionary measure until a full technical analysis has been completed and required remedial action has been implemented.

After initial review by a number of Costa Rican and international consultants, Glencairn believes that this movement is in part caused by water saturation due to abnormally high rain fall during the past several years. In some areas of the leach pad and waste pile, local ground movements have been identified in the range of one centimeter per day. Extensive ground monitoring has been undertaken and a number of remedial measures are underway to reduce ground movement including de-watering wells, surface water control, and redistribution of the weight load. Based on earth movement patterns in Costa Rica, the geological structure at the site, and the opinions of its experts, Glencairn does not believe that there is a risk of sudden earth movement at this time. However, continued small movements could compromise the sub-liner, liner and drain system. As a further precautionary measure, all cyanide application has been immediately suspended.

Glencairn expects advanced stage studies and analysis to be completed within the next few weeks. An update on the results of these studies and remedial measures being taken, along with the expected impact on the operation for the remainder of 2007, will be provided as soon as it is available.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of Glencairn, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista will be found, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Glencairn to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in Glencairn’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and Glencairn’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although Glencairn has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Glencairn does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Tagliamonte, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

9.	Date of Report

July 27, 2007.